UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              Sanderson Farms, Inc.
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                     800013
                                 (CUSIP Number)

                                Hugh V. Sanderson
                               225 N. 13th Avenue
                            Laurel, Mississippi 39440
                                 (601) 649-4030
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                January 3, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 800013

1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                  Hugh V. Sanderson

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                  (a)
                  (b)

3)       SEC USE ONLY


4)       SOURCE OF FUNDS (See Instructions)

                  Not applicable.

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States


                                    (7)     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                246,479  shares of  Common  Stock,
                                            $1.00  par value per share  (Common
                                            Stock)
OWNED BY
EACH                                (8)     SHARED VOTING POWER
REPORTING
PERSON                                      2,967,403 shares of Common Stock
WITH
                                    (9)     SOLE DISPOSITIVE POWER

                                            244,086 shares of Common Stock

                                    (10)    SHARED DISPOSITIVE POWER

                                            2,967,403 shares of Common Stock

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        3,218,132 shares of Common Stock



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12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)



13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24.78%

14)      TYPE OF REPORTING PERSON (See Instructions)

                  IN



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                                  SCHEDULE 13D

Preliminary Statement

         The Reporting Person files this Amendment No.1 to schedule 13D to report the sale of shares set forth in Item 5(b) and to update Items 4 and 5.

         ITEM 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, $1.00 par value per share (the Common Stock), of Sanderson Farms, Inc. a Mississippi corporation (the Company), whose principal executive offices are located at 225 N. 13th Avenue, Laurel, Mississippi 39440.

         ITEM 2.  Identity and Background.

         (a)      This statement is filed on behalf of Hugh V. Sanderson.

         (b) Mr. Sandersons address is 225 N. 13th Avenue, Laurel, Mississippi 39440.

         (c) Mr. Sanderson is the Manager of Customer Relations of the Company and a member of the Board of Directors of the Company.

         (d) During the last five years, Mr. Sanderson has not been convicted in a criminal proceeding (excluding any traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Sanderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Sanderson is a United States citizen.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

ITEM 4.  Purpose of Transaction.

         On August 16, 2000, Mr. Sanderson was qualified as a co-executor of his father's estate (the Estate) in place of his mother who had previously served as executrix of the Estate, and therefore may be deemed to have acquired the beneficial ownership of the Common Stock owned of record by the Estate. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Sanderson disclaims the beneficial ownership of those shares of Common Stock.

         Mr. Sanderson does not have any plans or proposals that relate to or would result in any of the following actions, except as set forth below and in the last paragraph of this Item 4:



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         the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than the distribution of Common Stock of the Estate to the heirs and legatees of the decedent and other than sales of common stock from time to time to the extent required to pay obligations of the Estate, including the existing bank loan described in Item 6. The heirs and legatees are primarily the decedents four children who include Mr. Sanderson and Robert Buck Sanderson, the co-executors of the Estate.

         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         any   change in the present board of directors or management of the
         Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

         any material change in the present capitalization or dividend policy of the Company;

         any other material change in the Company's business or corporate structure;

         changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         any action similar to any of those enumerated above.

         Mr. Sanderson is a director of the Company and, as such, participates in deliberations of the Board of Directors that could involve actions such as the foregoing from time to time; and, in keeping with his fiduciary duties as a co-executor of the Estate, makes proposals or recommendations to the Board of Directors that could involve actions such as the foregoing from time to time.

         ITEM 5.  Interest in Securities of the Issuer.

         (a) Mr. Sanderson is the beneficial owner of 3,218,132 shares of Common Stock, representing approximately 24.78% of the shares of Common Stock of the Company outstanding.

         (b) Of the 3,218,132 shares of Common Stock reported herein as beneficially owned by Mr. Sanderson, he is the record owner of 244,086 shares and, as such, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these shares.

         Mr. Sanderson is the beneficial owner of 2,393 shares allocated to his account in the Company's Employee Stock Option Plan (ESOP) and has the sole power to vote or to direct the vote of these shares. The trustees of the ESOP share the power to dispose or to direct the disposition of these 2,393 shares.

         Mr. Sanderson may be deemed to be the beneficial owner of 2,967,403 shares as the co-executor of the Estate and, as such, shares with Robert Buck Sanderson, as co-executors, the power to vote or to direct the vote and to dispose or to direct the disposition of these 2,967,403 shares. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Sanderson disclaims the beneficial ownership of the 2,967,403 shares owned of record by the Estate. On January 3, 2002, the Estate sold 301,079 shares of Common Stock to the Company at a price of $20.42 per share, which was the closing price per share on NASDAQ on January 2, 2002. The sale was consummated as a private transaction between the Estate and the Company under the Company's stock repurchase program. This sale reduced the Estate's ownership of common stock from 3,268,482 shares, which was the amount previously reported, to 2,967,403 shares, which is the amount reported herein.

         The business address of Robert Buck Sanderson, who serves with Mr. Sanderson as co-executors, is 225 N. 13th Avenue, Laurel, Mississippi 39440. He is the Corporate Live Production Assistant of the Company and a member of the Board of Directors of the Company. During the last five years, Robert Buck Sanderson has not been (a) convicted in a criminal proceeding (excluding any traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Robert Buck Sanderson is a citizen of the United States.

         (c) During the past sixty days, Mr. Sanderson has not effected any transactions involving the Common Stock of the Company, other than as described in Item 6.

         (d) The Estate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,967,403 shares owned of record by the Estate and reported herein as beneficially owned by Mr. Sanderson, and this interest relates to more than 5% of the class of Common Stock outstanding. Pursuant to Rule 13d-4, Mr. Sanderson disclaims the beneficial ownership of these shares.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Pursuant to a Pledge Agreement dated as of September 2, 2000 (the Pledge Agreement) by and between Union Planters Bank, N.A. (the Lender) and the Co-Executors of Estate, not individually but solely in their capacities as co-executors, the Estate pledged 1,703,364 of its shares of Common Stock to secure its obligations under the Credit Agreement dated as of September 2, 2000 (the Credit Agreement) by and between the Lender and the Co-Executors, not individually but solely as co-executors. The Credit Agreement pertains to borrowings of $6,148,050, the proceeds of which were used primarily to pay estate taxes. Copies of the Credit Agreement and the Pledge Agreement are filed as exhibits to the Amendment No. 1 to Schedule 13D filed by the Estate of Dewey
R. Sanderson, Jr. on September 22, 2000.

         Description of the contents of any document referred to in this
Schedule 13D and filed as an exhibit hereto or incorporated by reference herein is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith or incorporated by reference herein.

ITEM 7.  Material to be Filed as Exhibits.

EXHIBIT 1 Credit Agreement dated as of September 2, 2000 among Robert Buck Sanderson and Hugh V.Sanderson, not individually but solely as co-executors of the Estate of Dewey R.Sanderson, Jr., deceased, and Union Planters Bank, N.A. (incorporated by reference to Exhibit 1 to Amendment No. 1 to Schedule 13D filed by the Estate of Dewey R. Sanderson, Jr. for September 2, 2000 with respect to Sanderson Farms, Inc.).

EXHIBIT 2 Pledge Agreement dated as of September 2, 2000 by and between Robert Buck Sanderson and Hugh V. Sanderson, not individually but solely as co-executors of the Estate of Dewey R. Sanderson, Jr., deceased, and Union Planters Bank, N.A. (incorporated by reference to Exhibit 2 to Amendment No. 1 to Schedule 13D filed by the Estate of Dewey R. Sanderson, Jr. for September 2, 2000 with respect to Sanderson Farms, Inc.).

EXHIBIT 3 Stock Purchase Agreement dated January 3, 2002 between the Estate and Sanderson Farms, Inc., pursuant to which the Estate sold to Sanderson Farms, Inc. 301,079 shares of Common Stock at a price of $20.42 per share, which was the closing price of the stock on NASDAQ on January 2, 2002 (incorporated by reference to Exhibit 3 to amendment 3 to schedule 13D filed by the Estate of Dewey R. Sanderson, Jr. for January 3, 2002 with respect to Sanderson Farms, Inc.).



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SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                                /s/Hugh V. Sanderson
                                                Hugh V. Sanderson


                                                Dated: January 18, 2002